
May 13, 2026

Victor Huang
Chief Executive Officer
Airship AI Holdings, Inc.
8210 154th Ave NE
Redmond, WA 98052

     Re: **Airship AI Holdings, Inc.**
          Registration Statement on Form S-3
          Filed May 11, 2026
          File No. 333-295755

Dear Victor Huang:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jan Woo at 202-551-3453 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology

cc: David J. Levine